

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 11, 2010

Mr. Raymond D. Andrews
Senior Vice president and Chief Financial Officer
Checkpoint Systems, Inc.
101 Wolf Drive, PO Box 188
Thorofare, NJ 08086

> **Re:** **Checkpoint Systems, Inc.**
> **Form 10-K for the year ended December 27, 2009**
> **Filed February 23, 2010**
> **File No. 1-11257**

Dear Mr. Andrews:

We have reviewed your supplemental response letter dated April 19, 2010 as well as your filing and have the following comments. As noted in our comment letter dated March 30, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 7- Management's Discussion and Analysis of Financial Condition and results of Operations
Critical Accounting Policies and Estimates
Valuation of Long-lived Assets, page 16

We note that $172 million of goodwill is allocated to reporting units in the Shrink Management segment. In your response to comment one from our letter dated March 30, 2010, you provide revised disclosures indicating that the fair values of the reporting units exceeded carrying value by more than 20%. It is unclear whether there is a potential risk of future goodwill impairment for any of the reporting units in this segment. If you believe fair value exceeds carrying value by a substantial amount, please expand your proposed disclosures to state that none of the reporting units in the Shrink Management segment is at risk of failing step one of the goodwill impairment test.

Otherwise, you should disclose the following information for each reporting unit in which fair value is not substantially in excess of the carrying value:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please provide us with your proposed disclosures and confirm that you will include the revised disclosures in your next Form 10-Q.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director